Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

OF FEBRUARY 5, 2018

DATE, TIME AND PLACE: On February 5, 2018 at 5 p.m., at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, in São Paulo, State of São Paulo.

CHAIRMEN: Pedro Moreira Salles and Roberto Egydio Setubal – Co-Chairmen.

QUORUM: The majority of the elected members, with the participation of the Directors as permitted by item 6.7.1. of the Corporate Bylaws.

RESOLUTIONS UNANIMOUSLY MADE:

Once the meeting started, the Directors examined the financial statements for 2017, which were the subject matter of: (i) a recommendation for approval as recorded in the Summary of the Audit Committee Report; (ii) a favorable opinion of the Fiscal Council; (iii) an unqualified report of the Independent Auditors; and (iv) a declaration of the Executive Board, agreeing with the opinions in the report of the Independent Auditors, with the financial statements and with the management discussion and analysis report for the operation.

After due consideration, the Directors concluded on the accuracy of all the documents examined, unanimously approving them and authorizing their publication by means of the submission to the Brazilian Securities and Exchange Commission (CVM), B3 S.A. – Brasil, Bolsa, Balcão, SEC – U.S. Securities and Exchange Commission and NYSE – New York Stock Exchange (both in the U.S.).

Following their examination of the financial statements for the fiscal year ended December 31, 2017, the Directors resolved, ad referendum of the General Stockholders’ Meeting and in accordance with the Corporate Bylaws, to declare earnings to stockholders that will be paid on March 7, 2018 based on the final stockholding position recorded on February 15, 2018:

a)	dividends in the amount of R$ 0.1304 per share as mandatory dividend for 2017 and additional dividends in the amount of R$ 0.9638 per share; and

b)	additional interest on capital for 2017 in the amount of R$ 1.1488 per share, with the retention of 15% related to withholding income tax, resulting in a net interest of R$ 0.9765 per share, except for the corporate stockholders that are able to prove that they are immune or exempt.

They also approved the payment of the interest on capital declared by the Board of Directors on November 30, 2017, in the amount of R$ 0.1445 per share (net amount of R$ 0.122825 per share) on March 7, 2018. The individualized credit of this interest was recorded in the books on December 28, 2017 based on the stockholding position at the end of December 14, 2017, as it has been already announced.

To complete the agenda, the Directors approved the review of the Policy for Trading Itaú Unibanco Holding S.A. Securities.

CLOSING: Once the work was completed, these minutes were signed after being drafted, read and approved by all. São Paulo (SP), February 5, 2018. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-Chairmen; Alfredo Egydio Setubal, Amos Genish, Fábio Colletti Barbosa, Geraldo José Carbone, Gustavo Jorge Laboissière Loyola, João Moreira Salles, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

ALEXSANDRO BROEDEL LOPES

Group Executive Finance Director and Investor Relations Officer